UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

GUIDANCE SOFTWARE, INC.

(Name of Subject Company)

GUIDANCE SOFTWARE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

401692108
(CUSIP Number of Class of Securities)

Alfredo Gomez
General Counsel
Guidance Software, Inc.
1055 E. Colorado Boulevard
Pasadena, California 91106-2375
(626) 229-9191

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Julian Kleindorfer
David Zaheer
Latham & Watkins LLP
355 South Grand Avenue, Suite 100
Los Angeles, California 90071-1560
(213) 485-1234

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Guidance Software, Inc., a Delaware corporation (the “Company”), initially filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2017 (the “Initial Schedule 14D-9” and as amended or supplemented from time to time, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Galileo Acquisition Sub Inc., a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“Parent”), to purchase any and all shares the Company’s common stock, par value $0.001 per share (the shares of such common stock, the “Company Shares”), at a purchase price of $7.10 per Company Share (the “Offer Price”) net to the seller thereof in cash, without interest, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”).  The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on August 8, 2017.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.  The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.   Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection immediately prior to the section beginning with the heading “Cautionary Note Regarding Forward-Looking Statements”:

“Expiration of Offer.

The Offer and withdrawal rights expired at 12:00 midnight, Eastern time, at the end of the day on September 13, 2017. Computershare Trust Company, N.A., the depositary for the Offer, has advised Parent and Purchaser that, as of the expiration of the Offer, a total of approximately 25,275,699 Company Shares were validly tendered in the Offer and not withdrawn. The validly tendered Company Shares, together with the Company Shares owned by Purchaser, Parent and controlled affiliates, represent approximately 76.7% of the Company Shares outstanding as of such time. In addition, Notices of Guaranteed Delivery have been delivered with respect to approximately 539,639 Company Shares. The number of Company Shares validly tendered in the Offer and not withdrawn constitutes a majority of all outstanding Shares and therefore satisfies the Minimum Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied, Purchaser will accept for payment in accordance with the terms of the Offer all Company Shares that were validly tendered and not withdrawn prior to the expiration of the Offer (including all Company Shares delivered through Notices of Guaranteed Delivery), and payment for such Company Shares will be made promptly in accordance with the terms of the Offer.

As a result of its acceptance of the Company Shares tendered in the Offer, Purchaser acquired sufficient Company Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. At the Effective Time, each Company Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than any Company Shares owned by the Company or Parent or a wholly-owned subsidiary of the Company or Parent, any Dissenting Shares and Accepted Company Shares (each as defined in the Merger Agreement)) will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes.

Promptly following consummation of the Merger, Parent has indicated that it intends to cause all Company Shares to be delisted from the NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Guidance Software, Inc.

	By:	/s/ Alfredo Gomez
		Name:	Alfredo Gomez
		Title:	General Counsel
Dated: September 14, 2017

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